Filed by Brookfield Mortgage Opportunity Income Fund Inc. (File No. 811-22773)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Act of 1934, as amended

Subject Companies:

Brookfield Mortgage Opportunity Income Fund Inc.

File No. 811-22773

Brookfield Mortgage Opportunity Income Fund, Inc. ISS Level I Script (CONFIRM RECEIPT OF PROXY MATERIAL)

Good (morning, afternoon, evening), my name is (AGENT’S FULL NAME). May I please speak with (SHAREHOLDER’S FULL NAME)?

(Re-Greet If Necessary)

I am calling on a recorded line regarding your current investment in the Brookfield Mortgage Opportunity Income Fund. I wanted to confirm that you have received the proxy materials for the adjourned shareholder meeting now scheduled to take place on November 18, 2016 at 8:30 a.m. Eastern Time. Have you received the information?

(Pause for response)

If “Yes” or positive response:

If you’re not able to attend the meeting, I can record your voting instructions by phone.

Your Board of Directors and Institutional Shareholder Services Inc. (ISS), widely recognized as the leading independent proxy advisory firm, are recommending a vote “In Favor” of the proposal.

If “No” or negative response:

I would be happy to review the meeting agenda and record your vote by phone.

However, the Board of Directors and ISS, leading independent proxy advisory firm, are recommending a vote “In Favor” of the proposal.

Would you like to vote along with the recommendation of ISS and the Board?

(Pause For Response) (Review Voting Options with Shareholder If Necessary)

If, before the meeting takes place, we identify any additional accounts that you own which also hold Brookfield Closed-end Funds, would you like to vote those accounts in the same manner as well?

(Pause For Response)

*Confirmation – I am recording your (Recap Voting Instructions).

For confirmation purposes:

•                  Please state your full name. (Pause)

•                  According to our records, you reside in (city, state, zip code). (Pause)

•                  To ensure that we have the correct address for the written confirmation, please state your street address. (Pause)

Thank you.  You will receive written confirmation of this vote within 3 to 5 business days.  Upon receipt, please review and retain for your records.  If you should have any questions please call the toll free number listed on this confirmation.  Mr. /Ms.                  , your vote is important and your time is greatly appreciated.  Thank you and have a good (morning, afternoon, evening.)

FOR INTERNAL DISTRIBUTION ONLY	Updated 10-21-16

Brookfield Mortgage Opportunity Income Fund

Level I Machine Script

Hello.

I am calling on behalf of your investment in the Brookfield Mortgage Opportunity Income Fund.

The Special Meeting of shareholders has been adjourned and is now scheduled to take place on November 18, 2016 at 8:30 a.m., EST.  All shareholders are being asked to consider and vote on an important matter.  As of today your vote has not been registered.

Please contact us as soon as possible at 1-800-330-5136 Monday through Friday between the hours of 9:00am and 10:00pm Eastern Time.

Your vote is very important. Thank you and have a Good Day.

CLOSED END FUND PROXY FACT SHEET FOR: BROOKFIELD MORTGAGE OPPORTUNITY INCOME FUND

JOINT SPECIAL MEETING IMPORTANT DATES		JOINT SPECIAL MEETING LOCATION
Record Date	SEPTEMBER 26, 2016	BROOKFIELD INVESTMENT MANAGEMENT, INC.
Mail Date	OCTOBER 19, 2016	BROOKFIELD PLACE, 250 VESEY STREET, 15TH FLOOR
Meeting Date	NOVEMBER 18, 2016 @ 8:30 AM EST	NEW YORK, NEW YORK 10281

ADDITIONAL INFORMATION		CONTACT INFORMATION
Ticker Symbol	BOI	Inbound Line	1-800-330-5136
Cusip Number	112792106	Website	www.brookfieldim.com

What are shareholders being asked to vote on?

1.              To consider and vote upon the proposed reorganization of the Fund into Brookfield Real Assets Income Fund Inc., a newly organized Maryland Corporation.

BOARD OF DIRECTORS UNANIMOUS RECOMMENDATION – FOR

BOI = Brookfield Mortgage Opportunity Income Fund

RA Fund = Brookfield Real Assets Income Fund

PROPOSAL 1.  To consider and vote upon the proposed reorganization of the Fund into Brookfield Real Assets Income Fund Inc., a newly organized Maryland Corporation.

Why are shareholders being asked to approve the proposed reorganization?

The special shareholder meeting (the “Special Meeting”), relating to the proposal for the Brookfield Mortgage Opportunity Income Fund Inc. (“BOI”) to reorganize into the Brookfield Real Assets Income Fund Inc., a newly organized Maryland corporation (“RA Fund”) has been adjourned in order to allow for additional solicitation of votes. Shareholders of the Brookfield Total Return Fund Inc. (“HTR”), and the Brookfield High Income Fund Inc. (“HHY” and together with BOI and HTR, the “Funds,” and each, a “Fund”) have already approved the reorganization of their respective Funds into the RA Fund.

What are the anticipated benefits to shareholders and the Funds of the proposed Reorganizations?

The Board of each Fund, as applicable, anticipates that the Reorganizations will benefit the shareholders of BOI and the RA Fund and considered the following factors:

i.                  Investment Strategy: the RA Fund will pursue a multi-asset, multi-portfolio manager investment strategy that will primarily invest in infrastructure, real estate and natural resources (“Real Assets”) fixed income securities and other debt instruments, including corporate credit securities (similar to HHY) and securitized mortgage backed securities (similar to BOI and HTR). The RA Fund will also invest to a lesser extent in equity securities of Real Assets companies. Brookfield will allocate a portion of the RA Fund’s assets to (i) the Real Assets credit investment team, which is comprised of investment personnel that currently manage HHY, (ii) the securitized products investment team, which is comprised of investment personnel that currently manage BOI and HTR and (iii) other portfolio management teams within Brookfield.

For Internal Distribution Only

ii.               Investment Strategy Flexibility: the RA Fund’s multi-asset, multi-portfolio manager approach will allow Brookfield to allocate the RA Fund’s investments across multiple industries and sectors within Real Assets, which may potentially result in more stable income and less volatile returns across market cycles.

iii.            Potential for Greater Income, Income Growth, and Capital Appreciation: Brookfield believes that the RA Fund’s investment strategy may create (i) greater income, under current market conditions, (ii) greater income growth potential over time and (iii) greater capital appreciation for the Funds’ shareholders.

iv.           Potential for Improved Secondary Market Trading: potentially improved secondary market trading and demand over the long term, as a result of the larger asset size of the new RA Fund.

v.              Potential for Operational Cost Savings: the larger asset size of the RA Fund may potentially result in operational cost savings over time. In the absence of the expense cap, the gross fees for the RA Fund would increase and there is no guarantee that cost savings due to larger asset size will be realized.

vi.           Costs of Reorganizations Borne by Brookfield: Brookfield will bear direct costs of the Reorganizations.

vii.        Expense Cap for Two Years: Management Fees for the RA Fund will be 1.0% of managed assets, equivalent to management fees of BOI but higher than management fees for HTR and HHY. However, Brookfield has contractually agreed to waive a portion of its fees and/or reimburse expenses for two years following the closing date of the Reorganizations so that the total annual operating expense ratio of the RA Fund will not exceed 1.03% of net assets (excluding the costs of using leverage, brokerage commissions and other transactions, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the RA Fund’s business). Accordingly, during this two year expense cap period, the RA Fund’s total annual operating expense ratio (excluding, among other things, the cost of leverage) will be approximately equivalent to HTR’s current total annual operating expense ratio and will be below BOI’s and HHY’s current total annual operating expense ratio. At this time, it is not expected that the expense cap will continue after the expiration of the two-year period and as a result, the total annual operating expenses for the RA Fund would increase following the expiration of the expense cap; if this were to occur, total annual operating expense ratio would exceed 1.03% of net assets.

How will the Reorganizations be effected?

Assuming each Target Fund’s shareholders approve their Fund’s Reorganization, each of BOI, HTR and HHY will transfer all of its assets to RA Fund in exchange for shares of common stock of RA Fund, and the assumption by RA Fund of all of the liabilities of each of BOI, HTR and HHY. Thereafter, each of BOI, HTR and HHY will be dissolved in accordance with Maryland law, its charter and bylaws and the 1940 Act. As noted, shareholders of HHY and HTR already approved the proposed Reorganization.

What will happen to my existing Fund shares?

You will become a shareholder of RA Fund. Holders of shares of common stock of BOI, HTR and HHY will receive newly issued shares of common stock of RA Fund, $0.001 par value per share, the aggregate net asset value (not the market value) of which will equal the aggregate net asset value (not the market value) of the shares of common stock of BOI, HTR and HHY you held immediately prior to the Reorganizations (although shareholders will receive cash for fractional shares).

Will fees and expenses increase as a result of the Reorganizations?

Management Fees for the RA Fund will be 1.00% of managed assets,(1) equivalent to management fees of BOI but higher than management fees for HTR and HHY. However, Brookfield has contractually agreed to waive a portion of its fees and/or reimburse expenses for two years following the closing date of the Reorganizations so that the total annual operating expense ratio of the RA Fund will not exceed 1.03% of net assets (excluding the costs of using leverage, brokerage commissions and other transactions, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the RA Fund’s business). Accordingly, during this two year expense cap period, the RA Fund’s total annual operating expense ratio (excluding, among other things, the cost of leverage) will be approximately equivalent to HTR’s current total annual operating expense ratio and will be below BOI’s and HHY’s current total annual operating expense ratio. At this time, it is not expected that the expense cap will continue after the expiration of the two-year period and as a result, the total annual operating expenses for the RA Fund would increase following the expiration of the expense cap; if this were to occur, total annual operating expense ratio would exceed 1.03% of net assets.

Will the Reorganizations impact Shareholder Distributions?

In considering the Reorganizations, the Board of each Target Fund took into account information from Brookfield indicating that Brookfield expects that the Reorganizations should result in the same or slightly higher distribution rates based on net asset value for shareholders of each Target Fund (as shareholders of the Combined Fund following the Reorganizations).

Why does Brookfield believe there is a potential for higher distribution rates?

The potential for higher distribution rates is due to Brookfield’s expectation that RA Fund should be able to reallocate investments into higher yielding securities and Brookfield plans to allocate a portion of RA Fund’s assets into equity securities that Brookfield believes have income growth potential and the potential for capital appreciation. Furthermore, Brookfield and the Board of HHY considered and determined that a reduction in HHY’s distribution rate was necessary whether or not HHY was reorganized into RA Fund, because under current market conditions, HHY was not producing enough net income to continue meeting the current distribution rate. Following the reduction of HHY’s distribution rate, Brookfield represented to the Boards of the Target Funds that Brookfield believes that, based on current market conditions, investors in BOI, HTR and HHY should be able to receive a higher distribution rate from RA Fund than they are currently receiving as investors in the Target Funds, based on current net asset values of the Target Funds. In addition, as discussed above and in more detail below, Brookfield is also proposing to cap the total annual operating expense ratio (excluding the costs of leverage and certain other costs, as discussed below) of the Combined Fund at 1.03%, for two years following the closing date of the Reorganizations, which will enable the Combined Fund to have more net income available for distributions in those years.

(1)  Managed assets means average daily net assets, plus the amount of any borrowings for investment purposes.

If the Reorganizations are approved, when does the Combined Fund intend to make its first distribution to shareholders?

The Combined Fund intends to make its first distribution to shareholders in the month immediately following the Reorganizations so there is no gap in distribution payments. In addition, the Combined Fund expects to follow the same frequency of payments as the Target Funds and make monthly distributions to shareholders.

How similar are the Funds?

Each Fund is a Maryland corporation and a diversified closed-end management investment company registered under the Investment Company Act of 1940, as amended. The Board of each Fund consists of the same directors. Each Target Fund’s shares of common stock are listed on the New York Stock Exchange and upon the closing of the Reorganizations, it is expected that shares of common stock of RA Fund will be listed on the NYSE. The Funds have the same investment adviser and administrator. A portion of RA Fund’s assets will be allocated to the investment personnel that currently manage HHY, a portion will be allocated to the investment personnel that currently manage BOI and HTR and it is expected that a smaller portion will be allocated to other portfolio management teams within Brookfield.

Will the investment objective of my Fund change as a result of the Reorganizations?

The investment objectives of RA Fund and the Funds are similar, however, there are certain differences. Brookfield believes that RA Fund’s investment strategy may create (i) greater income, under current market conditions, (ii) greater income growth potential over time and (iii) greater capital appreciation for the Funds’ shareholders. The salient difference between the Funds is that the Acquiring Fund will pursue a multi-asset, multi-portfolio manager investment strategy.

RA Fund’s and BOI’s investment objectives are not fundamental and may be changed by each Fund’s Board without shareholder approval. HTR’s and HHY’s investment objectives are fundamental and may not be changed without approval by the holders of a majority (as defined in the 1940 Act) of each Fund’s outstanding voting securities.

Will the people who handle the day-to-day management of my Fund change as a result of the Reorganizations?

RA Fund will be managed by Brookfield and the following individuals will be jointly and primarily responsible for the day-to-day management of RA Fund’s portfolio: Craig Noble, CFA and Larry Antonatos. Messrs. Noble and Antonatos are vested with the authority to adjust the strategic allocation of assets between RA Fund’s debt and equity sub-portfolios. A sub-portfolio refers to the portion of RA Fund’s assets that are allocated to, and managed by, particular portfolio managers on RA Fund’s portfolio management team. Dana Erikson, CFA and Mark Shipley, CFA, will be jointly and primarily responsible for the day-to-day management of RA Fund’s real asset debt and corporate credit investment sub-portfolio. Michelle Russell-Dowe is the lead portfolio manager primarily responsible for the day-to-day management of RA Fund’s securitized products sub-portfolio, and Jeffrey Williams, CFA and Anthony A. Breaks, CFA, will act as the portfolio managers with respect to the securitized products sub-portfolio. SIMNA will serve as a sub-adviser to RA Fund and it is expected that Ms. Russell-Dowe and Messrs. Williams and Breaks will provide portfolio management services as employees of SIMNA. With respect to RA Fund’s equity investments, Messrs. Noble and Antonatos will be jointly and primarily responsible for the day-to-day management of RA Fund’s equity sub-portfolios. It is important to note that either individually or collectively, these are the same investment professionals that are currently responsible for overseeing the Funds. As a result, shareholders of the Combined Fund will benefit from the experience and expertise which they have come to rely on.

When are the Reorganizations expected to be completed?

If the shareholder voting and other conditions to closing are satisfied (or waived), the Reorganizations are expected to take effect in the fourth quarter of 2016.

Who will pay the costs of the Reorganizations?

The Adviser is paying for the costs associated with the proposed Reorganizations, including the costs associated with the Special Meeting.

What will happen if shareholders of all Funds do not approve the Reorganizations?

The closing of each Reorganization is contingent upon the closing of all of the Reorganizations. Because the closing of the Reorganizations is contingent upon all of the Funds obtaining the requisite shareholder approvals and satisfying (or obtaining the waiver of) their other closing conditions, it is possible that your Fund’s Reorganization will not occur, even if shareholders of your Fund that are entitled to vote on the Reorganization approve the Reorganization and your Fund satisfies all of its closing conditions, if one or more of the other Funds does not obtain its requisite shareholder approvals or satisfy (or obtain the waiver of) its closing conditions. Because each of HTR’s and HHY’s shareholders already approved the Reorganization proposal, no further proxy solicitation is required for those Funds.  BOI’s Board has set a new record date of September 26, 2016 and determined that a reconvened Special Meeting be held on November 18, 2016 at 8:30am EST.

What are the anticipated U.S. Federal Income Tax consequences of the Reorganization?

Each Reorganization is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. If a Reorganization so qualifies, in general, shareholders of each Target Fund will recognize no gain or loss for federal income tax purposes in connection with a Reorganization. The Funds’ shareholders should consult their own tax advisers regarding the federal income tax consequences of the Reorganizations, as well as the effects of state, local and non-U.S. tax laws, including possible changes in tax laws.

THE BOARD OF DIRECTORS OF BOI UNANIMOUSLY RECOMMENDS A VOTE FOR THE REORGANIZATION PROPOSAL

VOTING METHODS

PHONE:

To cast your vote by telephone with a proxy specialist, call the toll-free number found on your proxy card.  Representatives are available to take your voting instructions Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

MAIL:	To vote your proxy by mail, check the appropriate voting box on the proxy card, sign and date the card and return it in the enclosed postage-paid envelope.

TOUCH-TONE:	To cast your vote via a touch-tone voting line, call the toll-free number and enter the control number found on your proxy card.

INTERNET:	To vote via the Internet, go to the website on your proxy card and enter the control number found on the proxy card.

Proxy Materials Are Available Online At:  www.brookfieldim.com